Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago, Chile

October 30th, 2025

To The Financial Market Commission

Attention

Dear Sirs:

On behalf of Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), a closely held corporation organized under the laws of Chile and domiciled at Avenida El Golf No. 150, 14th Floor, Las Condes, Metropolitan Region Santiago, Chilean Taxpayer Identification No. 93,458,000-1. The undersigned, being duly entitled for these purposes, hereby informs you of the following material event, concerning the Company and its businesses, pursuant to Article 9 and Article 10, second paragraph, of the Chilean Securities Market Law No. 18,045, and in accordance with General Rule No. 30, issued by the Financial Market Commission (the “Commission”).

At a meeting of the Board of Directors of Arauco's parent company, Empresas Copec S.A., held today, the Board of Directors approved the General Policy for the Election of Directors in Subsidiaries (the “Policy”), which applies to Arauco in its capacity as a direct subsidiary of Empresas Copec S.A., supervised by the Commission. This Policy was approved to ensure compliance with the provisions set forth in Article 92 bis of the Chilean Corporations Law No. 18,046 and General Rule No. 533 issued by the Commission.

The Policy is permanently available to shareholders and the public on Arauco’s website and at its offices located at Avenida El Golf 150, 11th floor, Las Condes, Santiago, as well as on the parent company Empresas Copec’s website, and at its offices located at Avenida El Golf 150, 17th floor, Las Condes, Santiago.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago